UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March, 2003

OFFSHORE SYSTEMS INTERNATIONAL LTD.
(Translation of registrant’s name into English)

107-930 West 1st Street.
North Vancouver, BC V7P 3N4, Canada
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No

March 7, 2003

VIA SEDAR

Alberta Securities Commission
British Columbia Securities Commission
Commission des valeurs mobilières du Québec
Ontario Securities Commission
Toronto Stock Exchange

Dear Sirs/Mesdames:

Re:	Offshore Systems International Ltd. – National Policy 31 (Change of Auditors of a Reporting Issuer)

Effective February 12, 2003, Offshore Systems International Ltd. (“Offshore”) determined that PricewaterhouseCoopers LLP is not to be proposed for reappointment as auditor of Offshore and that Ernst & Young LLP is to be recommended for appointment to the office of auditor of Offshore by its shareholders at the upcoming annual general meeting of shareholders of Offshore.

In accordance with National Policy Statement No. 31, please find enclosed:

(a)	Offshore’s Notice of Change of Auditor;

(b)	a letter from PricewaterhouseCoopers LLP, the current auditor who is not proposed for reappointment; and

(c)	Five letters from Ernst & Young LLP, the proposed nominee for appointment as successor auditor.

On behalf of Offshore, I confirm that these documents have been reviewed by both the board of directors of Offshore and its audit committee.

Yours truly,

Offshore Systems International Ltd.

“J Jacobson”

John A. Jacobson
President and Chief Executive Officer

Enclosures

OFFSHORE SYSTEMS INTERNATIONAL LTD.

NOTICE OF CHANGE OF AUDITORS

Offshore Systems International Ltd. (“Offshore”) hereby gives notice, pursuant to National Policy 31, as follows:

1.

The Audit Committee of the board of directors of Offshore conducted a review of Offshore’s audit requirements and solicited written proposals from the four major audit firms in Canada for consideration for appointment as Offshore’s auditor. Following a review of the proposals and oral submissions from those firms, the Audit Committee of the board and the board of directors determined that PricewaterhouseCoopers LLP is not to be proposed for reappointment as Offshore’s auditor. On the recommendation of Offshore’s board of directors and its Audit Committee, Offshore is recommending to its shareholders that Ernst & Young LLP be appointed as Offshore’s auditor at the annual general meeting of shareholders to be held on April 17, 2003. This determination was made on February 12, 2003.

2.

Offshore confirms that no reportable event, as that term is defined in National Policy No. 31 of the Canadian Securities Administrators, occurred in connection with the audits conducted by PricewaterhouseCoopers LLP of the two most recently completed fiscal years of Offshore ended November 30, 2002 and 2001, or any period subsequent to the most recently completed period for which an audit report was issued.

3.	Offshore also confirms there was no reservation in the auditor’s reports for any such period.

DATED at North Vancouver, British Columbia this 12th day of February, 2003.

OFFSHORE SYSTEMS INTERNATIONAL LTD.

Per:

JOHN A. JACOBSON President and Chief Executive Officer

February 26, 2003

Alberta Securities Commission
British Columbia Securities Commission
Commission des valeurs mobilières du Québec
Ontario Securities Commission
Toronto Stock Exchange

Dear Sirs/Mesdames

Offshore Systems International Ltd.

Pursuant to Paragraph 4.7 of National Policy No. 31, we hereby confirm our agreement with the information contained in the Notice sent to us by the above-noted company dated February 12, 2003. This confirmation is based on our knowledge of the information at this date.

Yours very truly,

Chartered Accountants

Celebrating 90 years in British Columbia

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

February 18, 2003 British Columbia Securities Commission 701 West Georgia Street Vancouver, BC V6Y 1L2 Dear Sirs/Medames:

Re:	Offshore Systems International Ltd. – National Policy 31 (Change of Auditors of a Reporting Issuer)

We acknowledge receipt of a Notice of Change of Auditors (the “Notice”) dated February 12, 2003 delivered to us by Offshore Systems International Ltd. (“Offshore”) in respect of Offshore’s determination that PricewaterhouseCoopers LLP is not to be proposed for reappointment as auditor of Offshore and that Ernst & Young LLP has been recommended for appointment to the office of auditor of Offshore at the next annual general meeting of shareholders of Offshore.

Pursuant to National Policy 31, please accept this letter as confirmation by Ernst & Young LLP that we have read the Notice and, based on our knowledge as at the time of receipt of the Notice, we agree with each of the statements contained therein pertains to this Firm.

Yours truly,

ERNST & YOUNG LLP
Chartered Accountants

cc:	John Jacobson, Offshore International Ltd. John de Lucchi, PricewaterhouseCoopers LLP

• A member of Ernst & Young International, Ltd.

February 18, 2003 Alberta Securities Commission 4th Floor, 300 - 5th Avenue S.W. Calgary, AB T2P 3C4 Dear Sirs/Medames:

Re:	Offshore Systems International Ltd. – National Policy 31 (Change of Auditors of a Reporting Issuer)

We acknowledge receipt of a Notice of Change of Auditors (the “Notice”) dated February 12, 2003 delivered to us by Offshore Systems International Ltd. (“Offshore”) in respect of Offshore’s determination that PricewaterhouseCoopers LLP is not to be proposed for reappointment as auditor of Offshore and that Ernst & Young LLP has been recommended for appointment to the office of auditor of Offshore at the next annual general meeting of shareholders of Offshore.

Pursuant to National Policy 31, please accept this letter as confirmation by Ernst & Young LLP that we have read the Notice and, based on our knowledge as at the time of receipt of the Notice, we agree with each of the statements contained therein pertains to this Firm.

Yours truly,

ERNST & YOUNG LLP
Chartered Accountants

cc:	John Jacobson, Offshore International Ltd. John de Lucchi, PricewaterhouseCoopers LLP

• A member of Ernst & Young International, Ltd.

February 18, 2003 Commission des valeurs mobilières du Québec 800 Square Victoria 22nd Floor Montréal, Québec H4Z 1G3 Dear Sirs/Medames:

Re:	Offshore Systems International Ltd. – National Policy 31 (Change of Auditors of a Reporting Issuer)

We acknowledge receipt of a Notice of Change of Auditors (the “Notice”) dated February 12, 2003 delivered to us by Offshore Systems International Ltd. (“Offshore”) in respect of Offshore’s determination that PricewaterhouseCoopers LLP is not to be proposed for reappointment as auditor of Offshore and that Ernst & Young LLP has been recommended for appointment to the office of auditor of Offshore at the next annual general meeting of shareholders of Offshore.

Pursuant to National Policy 31, please accept this letter as confirmation by Ernst & Young LLP that we have read the Notice and, based on our knowledge as at the time of receipt of the Notice, we agree with each of the statements contained therein pertains to this Firm.

Yours truly,

ERNST & YOUNG LLP
Chartered Accountants

cc:	John Jacobson, Offshore International Ltd. John de Lucchi, PricewaterhouseCoopers LLP

• A member of Ernst & Young International, Ltd.

February 18, 2003 Ontario Securities Commission 20 Queen Street West Suite 1900 Toronto, ON M5H 3S8 Dear Sirs/Medames:

Re:	Offshore Systems International Ltd. – National Policy 31 (Change of Auditors of a Reporting Issuer)

We acknowledge receipt of a Notice of Change of Auditors (the “Notice”) dated February 12, 2003 delivered to us by Offshore Systems International Ltd. (“Offshore”) in respect of Offshore’s determination that PricewaterhouseCoopers LLP is not to be proposed for reappointment as auditor of Offshore and that Ernst & Young LLP has been recommended for appointment to the office of auditor of Offshore at the next annual general meeting of shareholders of Offshore.

Pursuant to National Policy 31, please accept this letter as confirmation by Ernst & Young LLP that we have read the Notice and, based on our knowledge as at the time of receipt of the Notice, we agree with each of the statements contained therein pertains to this Firm.

Yours truly,

ERNST & YOUNG LLP
Chartered Accountants

cc:	John Jacobson, Offshore International Ltd. John de Lucchi, PricewaterhouseCoopers LLP

• A member of Ernst & Young International, Ltd.

February 18, 2003 Toronto Stock Exchange P.O. Box 450 3rd Floor, 130 King Street W. Toronto, ON M5X lJ2 Dear Sirs/Medames:

Re:	Offshore Systems International Ltd. – National Policy 31 (Change of Auditors of a Reporting Issuer)

We acknowledge receipt of a Notice of Change of Auditors (the “Notice”) dated February 12, 2003 delivered to us by Offshore Systems International Ltd. (“Offshore”) in respect of Offshore’s determination that PricewaterhouseCoopers LLP is not to be proposed for reappointment as auditor of Offshore and that Ernst & Young LLP has been recommended for appointment to the office of auditor of Offshore at the next annual general meeting of shareholders of Offshore.

Pursuant to National Policy 31, please accept this letter as confirmation by Ernst & Young LLP that we have read the Notice and, based on our knowledge as at the time of receipt of the Notice, we agree with each of the statements contained therein pertains to this Firm.

Yours truly,

ERNST & YOUNG LLP
Chartered Accountants

cc:	John Jacobson, Offshore International Ltd. John de Lucchi, PricewaterhouseCoopers LLP

• A member of Ernst & Young International, Ltd.

OFFSHORE SYSTEMS INTERNATIONAL LTD.

CONFIRMATION RESPECTING CHANGE OF AUDITOR

To:	Offshore Systems International Ltd. (the “Company”)

Attention:	John A. Jacobson, President and CEO

This letter will confirm that the Board of Directors of the Company has reviewed the Company’s Notice dated February 12, 2003 respecting the Company’s nomination of Ernst & Young LLP as auditor of the Company to succeed PricewaterhouseCoopers LLP, and the response letters of Ernst & Young LLP and PricewaterhouseCoopers LLP.

Dated this 7th day of March, 2003.

ON BEHALF OF THE BOARD
OF DIRECTORS

“R.  Johnston”

Raymond Johnston
Chairman

SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BY: “John A. Jacobson” ——————————— Title: President & CEO

Date: March 7, 2003